

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 1, 2017

Nelson Peltz
Chief Executive Officer
Trian Fund Management, L.P.
280 Park Avenue
New York, New York 10017

> **Re:** **The Procter & Gamble Company**
> **Definitive Additional Materials on Schedule 14A**
> **Filed July 27 and 31, 2017, by Trian Fund Management, L.P., et al.**
> **File No. 001-00434**

Dear Mr. Peltz:

We have reviewed the above-captioned filings, and have the following comments.

DFAN14A filed on July 27, 2017

1. We remind you of comment 1 of our correspondence dated July 27, 2017. A factual foundation must exist to support the statement that Procter & Gamble has, as a matter of fact, an "overly complex organizational structure and slow moving and insular culture." Please provide us with the factual foundation upon which the participants relied to make the statement, or disclose the basis in a future filing. Refer to Note b. of Rule 14a-9.

DFAN14A filed on July 31, 2017

Excessive Cost and Bureaucracy

2. We remind you of comment 2 in our correspondence dated July 27, 2017. We note that Procter & Gamble's announced goal to reduce costs does not necessarily equate to reducing bureaucracy. In future soliciting material, please disclose the factual foundation for the assertion that the registrant's management explicitly acknowledges the need to reduce bureaucracy. Refer to Note b. of Rule 14a-9.

Nelson Peltz Can Help Re-Build Shareholder Value at P&G

3. Given that Trian Fund Management, L.P., beneficially owns approximately $3.4 billion worth of shares in The Procter & Gamble Company, advise us of the factual foundation upon which the participants relied to assert that if were elected director, he would be "representing all shareholders." In addition, in future filings, please remove the implication that a formal representation agreement or understanding would exist.

We remind you that the participants are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Chris Ronne, Attorney-Advisor, at (202) 551-6156 or me at (202) 551-3266 with any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Merger and Acquisitions

cc: Aneliya S. Crawford, Esq.